November 16, 2010
VIA EDGAR CORRESPONDENCE & OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Kate Tillan, Assistant Chief Accountant

RE:	Solar Power, Inc. Response to Staff Comments dated November 2, 2010 Form 8-K dated July 29, 2010 File No. 000-50142
Dear Ms. Tillan:
We provide below responses to the Staff’s comment letter dated November 2, 2010. As requested, these responses are keyed to correspond to the Staff’s comment letter, and we have set out each of the Staff’s comments below followed by our response.
Unless the context requires otherwise, reference to we, our, us, SPI or the Company in the responses refer to Solar Power, Inc., the registrant.
1.	We note the reference in the first paragraph of this exhibit to an Operations and Maintenance Agreement dated December 11, 2009 by and between SPI and Solar Tax Partners 1, LLC, a California limited liability company for which, it states, a copy is attached as Exhibit A and a Photovoltaic System Energy Output Guaranty as dated December 18, 2009, executed by SPI in favor of Borrower and Master Tenant 2008-C LLC, a Delaware limited liability company for which, it states, a copy is attached as Exhibit B. We noted that neither exhibit is included in your filing nor were these exhibits included in your December 31, 2009 Form 10-K filed May 17, 2010. Please be advised that you are required to file complete copies of your material agreements, including all exhibits, annexes and attachments to such agreements. As such, please amend your Form 8-K to re-file exhibit 10.3 in its entirety.
1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0900 — Fax: (916) 745-0999

Response: The Company understands the staff position that it considers the filing incomplete and will amend its filing on Form 8-K to include the requested documents. The Company would like to also respond that it filed the required “material” contracts as required in Item 601 of Regulation S-K. The fact that the material contracts referenced other contracts does not, in and of itself, make those other contracts material within the definition of Item 601 of Regulation S-K. In this particular case, the Umpqua Bank loan required, as a condition of closing, an Acknowledgement, Confirmation and Estoppel whereby SPI agreed to the collateral assignment of the Operations and Maintenance Agreement (“O&M). As such, the estoppels were akin to “consent” to such assignment. It does not change SPI’s rights or obligations under these agreements. The O&M as well as the Photovoltaic System Energy Output Guaranty are contracts entered into in the normal course of business, and are on terms identical to other situated transactions. We would have preferred to provide these documents supplementally for staff’s further consideration avoiding the possible setting of a precedent for the filing of similar “course of business” documents in the future.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure of its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned directly for further questions regarding these filings and this letter at (916) 745-0910.
Sincerely,

Solar Power, Inc.
By:	/s/ Joseph Bedewi
Joseph Bedewi, Chief Financial Officer

1115 Orlando Avenue
Roseville, CA 95661-5247
Telephone: (916) 745-0900 — Fax: (916) 745-0999